# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RAVE RESTAURANT GROUP, INC., CIK 0000718332
CUSIP: 754198109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3551 PLANO PARKWAY, THE COLONY, Texas (TX), 75056
Date of event which requires filing of this statement: 02/21/2025
Filed by CIK 0001998914
Persons authorized to receive notices and communications: Noam Nakash, Renanim 8, Ramat Gan, Israel (L3), 5259514, 972 54 6960417

## Reporting persons
- IMA Value LLP (CIK 0001998914): type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 955,988; shared voting power 0; sole dispositive power 955,988; shared dispositive power 0; aggregate amount beneficially owned 955,988 (6.72% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: RAVE RESTAURANT GROUP, INC.
Address of issuer's principal executive offices: 3551 PLANO PARKWAY, THE COLONY, Texas (TX), 75056

## Item 2. Identity and Background
Name of person filing: IMA Value LLP
Residence or business address: Renanim 8 Ramat Gan, ISRAEL, 5259514
Present principal occupation or employment: Noam Nakash is the founder and majority shareholder of IMA Value (Funds Management) Ltd the General Partner of IMA Value LLP
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Israel

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds is The Limited partnership own funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person hereby amends and restates their prior disclosure in this Item 4 to clarify that they have no intention to influence the issuer's management, operations, or strategic direction. The Reporting Person does not seek to obtain a seat on the issuer's board of directors, nor do they intend to propose or advocate for any material changes in the issuer's corporate governance, business operations, or capital structure. The Reporting Person holds the securities for investment purposes only and does not currently plan to take any action that would be considered activist or exert control over the issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages of shares of the Common Stock reported to be owned by the Reporting Persons 6.72% is based upon 14,211,566 shares outstanding, which is the total number of outstanding shares of Common Stock given by the Company's corporate secretary as to February 24, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
955,988

Noam Nakash For IMA Value LLP has the sole power to vote and dispose of the shares of Common Stock that he directly beneficially owns.
Transactions in the class effected during the past sixty days: The Reporting Person sold 492,125 shares at a price of $2.40 per share.
Other persons with the right to receive dividends or sale proceeds: NA
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NA

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- IMA Value LLP: Noam Nakash, CEO (02/21/2025)